

October 6, 2015

Mail Stop 4546

Via E-mail
Brent K. Bloss
President and Chief Financial Office
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202

> **Re:** **Waddell & Reed Financial, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for the Quarter Ended June 30, 2015**
> **Filed July 31, 2015**
> **File No. 001-13913**

Dear Mr. Bloss:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 38

1. We noted that you provide seed money to finance your internal growth. In order to help us better understand these transactions and the related accounting applied, please respond to the following:
   - Tell us how often you create these new "seeded" investments. For example, quantify the number of new "seeded" products created in 2015, 2014 and 2013.
   - Describe your typical investment in the "seeded" products. For example, clarify whether your original investment typically represents the majority of the equity

> investment in the new product and how long you typically hold the majority of the investment.

- Discuss how you account for your seeded investment products in your financial statements. To the extent such investments are consolidated, describe the accounting policy followed, how you de-consolidate your investments and describe the related changes to your financial statements upon de-consolidation, including whether any fee revenues are earned from these investments while you consolidate them.

- Tell us how many of these "seeded" investment products were deconsolidated during 2015, 2014 and 2013.

- Clarify whether you determined the "seeded" investment funds to be variable interest entities or voting interest entities.

Note 2 - Summary of Significant Accounting Policies, page 58

Investment Securities and Investments in Affiliated Funds, page 59

2.   Please revise your future filings to separately disclose your consolidation policy, including discussing how you determine whether or not to consolidate any seed funding and variable interest entities. Alternatively, please tell us why you do not believe your consolidation policy is significant to your financial statements.

Form 10-Q for the Quarter Ended June 30, 2015

Note 3 – Accounting Pronouncements Not Yet Adopted, page 9

3.   We note your disclosure that you are still evaluating the adoption approach to apply upon your adoption of the new consolidation standard (ASU 2015-02) as well as the effect on your consolidated financial statements. Please tell us the types of entities, and the related consolidation outcome, that you believe may be impacted upon the adoption of this standard.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Stephanie Sullivan at (202) 551-3512 with any questions.

Sincerely,

/s/ Kevin W. Vaughn for

Stephanie Sullivan
Senior Assistant Chief Accountant
Office of Financial Services II